November 9, 2023
Strong Top-line Performance and Strategic Progress in Q3 2023
• Q3 2023 SUBLOCADE® Net Revenue (NR) of $167m, +55% versus Q3 2022
• FY 2023 SUBLOCADE NR now expected to be $610m to $630m (vs. $590m to $630m)
• OPVEE® launched; U.S. Biomedical Advanced Research and Development Authority (BARDA) contract secured

Period to September 30th (Unaudited)	Q3 2023 $m	Q3 2022 $m	% Change	YTD 2023 $m	YTD 2022 $m	% Change
Net Revenue	271	232	17%	800	659	21%
Operating (Loss)/Profit[1]	(183)	56	NM	(65)	173	NM
Net (Loss)/Income [1]	(135)	41	NM	(52)	130	NM
Diluted (LPS)/EPS1 2 ($)	$(0.98)	$0.28	NM	$(0.38)	$0.89	NM
Adjusted Basis
Adj. Operating Profit[3]	60	58	3%	202	172	17%
Adj. Net Income[3]	49	43	14%	162	130	25%
Adj. Diluted EPS2 3 ($)	$0.34	$0.29	17%	$1.14	$0.89	28%
1 Includes the impacts of exceptional 2023 provision increases of $228m and $12m related to certain antitrust multi-district class claims ("Antitrust MDL") and an intellectual property-related litigation matter, respectively. See Note 11 and Note 13 for additional details.
2 On October 10, 2022, Indivior PLC completed a 5:1 share consolidation. The Company’s basic and diluted weighted average number of shares outstanding, basic earnings per share, diluted earnings per share and adjusted earnings per share (basic and diluted) have been retrospectively adjusted to reflect the share consolidation in all the periods presented. See Note 6 for further discussion.
3 Adjusted Basis excludes the impact of exceptional items and other adjustments as referenced and reconciled in the "Adjusted Results" appendix on page 27. Adjusted results are not a substitute for, or superior to, reported results presented in accordance with International Financial Reporting Standards.
NM - Not meaningful
The "Company" refers to Indivior PLC and the "Group" refers to the Company and its consolidated subsidiaries.
Comment by Mark Crossley, CEO of Indivior PLC
"This quarter has again demonstrated the commitment and capabilities of the Indivior team. We delivered double-digit top-line performance led by strong growth of SUBLOCADE (buprenorphine extended release), which continues to shift the paradigm for the treatment of opioid use disorder (OUD). Additionally, we made good progress against our strategic priorities, with the launch of OPVEE (nalmefene) nasal spray as well as key transactions to strengthen our pipeline and to secure long-term product supply. Lastly, we settled the antitrust multi-district litigation, which provides more certainty for our stakeholders and allows for even greater focus on serving the needs of patients with substance use disorders and mental illness."
YTD / Q3 2023 Financial Highlights
•YTD 2023 total net revenue (NR) of $800m increased 21% (YTD 2022: $659m); Q3 2023 total NR of $271m increased 17% (Q3 2022: $232m).
•YTD 2023 reported operating loss was $65m (YTD 2022: $173m profit); Q3 2023 reported operating loss was $183m (Q3 2022: $56m profit). On an adjusted basis, YTD 2023 operating profit of $202m increased 17% (Adjusted YTD 2022: $172m). Adjusted Q3 2023 operating profit of $60m increased 3% (Adjusted Q3 2022: $58m).
•YTD 2023 reported net loss was $52m (YTD 2022: $130m net income); Q3 2023 reported net loss was $135m (Q3 2022: $41m net income). On an adjusted basis, YTD 2023 net income of $162m increased 25% (Adjusted YTD 2022: $130m). Adjusted Q3 2023 net income of $49m increased 14% (Adjusted Q3 2022: $43m).
•Cash and investments totaled $774m at the end of Q3 2023 (including $26m restricted for self-insurance) (FY 2022: $991m), primarily reflecting the YTD 2023 net cash outflow of $124m for the Opiant acquisition and litigation settlement related outflows of $207m.

YTD / Q3 2023 Product Highlights
•SUBLOCADE: YTD 2023 NR of $454m (+57% vs. YTD 2022); Q3 2023 NR of $167m (+55% vs. Q3 2022 and +8% vs. Q2 2023). Continued strong growth primarily reflects further organized health system (OHS) channel penetration in the U.S. and increased new U.S. patient enrollments. Q3 2023 U.S. dispenses were approx. 133,600 units (+59% vs. Q3 2022 and +7% vs. Q2 2023). Total U.S. patients on a 12-month rolling basis at the end of Q3 2023 were approximately 121,600 (+65% vs. Q3 2022 and +13% vs. Q2 2023).
•PERSERIS® (risperidone extended release): YTD 2023 NR of $30m (+50% vs. YTD 2022); Q3 2023 NR of $11m (+38% vs. Q3 2022 and unchanged vs. Q2 2023) reflects increasing awareness of the treatment across the U.S. healthcare system.
•SUBOXONE® (buprenorphine/naloxone) Film: U.S. share in Q3 2023 averaged 18% (Q3 2022: 19%) and exited the quarter at 19% (Q3 2022: 19%).
Resolution of Antitrust Multi-District Litigation
On October 22, Indivior reached an agreement to resolve the claims brought by the direct purchasers in the Antitrust MDL. The agreement with the direct purchasers will mark the conclusion of the MDL, once the settlements for the direct purchasers and end payors are finally approved by the United States District Court for the Eastern District of Pennsylvania. As part of the Agreement with the direct purchasers, Indivior will pay $385m and has taken a charge of $228m in the third quarter, which is excluded from adjusted earnings and represents the additional amount above the previously recorded provision for the Antitrust MDL. Payment of $385m is expected to be made in November 2023 and funded from Indivior’s existing cash.
Key Corporate Developments
•Launched OPVEE in October for the emergency treatment of known or suspected opioid overdose induced by natural or synthetic opioids and was awarded a contract1 up to 10 years by the U.S. Department of Health and Human Services; Administration for Strategic Preparedness and Response; Biomedical Advanced Research and Development Authority (BARDA) under contract number 75A50123C00068 initially worth up to $32m to support FDA-required post-marketing requirement studies, 3-year stability study to support shelf-life extension, real world evidence studies, and potential procurement of finished, packaged OPVEE held as vendor-managed inventory (VMI) as a medical counter measure in the event of an opioid community or mass casualty event.
•Acquired full ownership of INDV-2000 (oral Orexin-1 receptor antagonist - non opioid mechanism for OUD) from C4X Discovery.
•Secured global rights to Alar Pharmaceuticals' portfolio of buprenorphine-based ultra long-acting injectables to help address unmet patient needs. This includes Alar's lead asset, ALA-1000, which is potentially the first three-month long-acting injectable for OUD.
•Acquired, in the fourth quarter, an aseptic manufacturing facility in Raleigh, North Carolina to secure long-term production and supply of SUBLOCADE and PERSERIS.
FY 2023 Guidance
The Group continues to expect FY 2023 net revenue (NR) in the range of $1,030m to $1,090m, reflecting growth of 18% at the mid-point compared with FY 2022. Within the total, the Group now expects SUBLOCADE NR to be $610m to $630m (versus the previous range of $590m to $630m), based on continued strong performance in the OHS channel (including the Criminal Justice System), while PERSERIS NR is expected to be at the lower end of the $45m to $55m guidance range, reflecting YTD results and near-term competitive pressures. The Group now expects adjusted SG&A of $540m to $550m, modestly above previous guidance of $530m to $540m, reflecting targeted investments to accelerate SUBLOCADE growth as well as higher legal defense expenses. Overall, the Group continues to expect adjusted operating profit to be higher than FY 2022. Guidance continues to assume no material change in exchange rates for key currencies compared with FY 2022 average rates, notably USD/GBP and USD/EUR.
1 This project has been funded in whole or in part with Federal funds from the Department of Health and Human Services; Administration for Strategic Preparedness and Response; Biomedical Advanced Research and Development Authority, under Contract No. 75A50123C00068.

	Updated (November 9, 2023)	July 27, 2023
Net Revenue (NR)[1]	No change	$1,030m to $1,090m (+18% vs. FY 2022 at the mid-point)
SUBLOCADE NR	$610m to $630m (+52% vs. FY 2022 at the mid-point)	$590m to $630m (+50% vs. FY 2022 at the mid-point)
PERSERIS NR	Lower end of $45m to $55m	$45m to $55m (+79% vs. FY 2022 at the mid-point)
SUBOXONE Film Market Share	Accelerated rate of share decline in Q4 2023[2], including the impact from the launch of a fourth buprenorphine/naloxone sublingual film generic in the U.S. market	Accelerated rate of share decline in Q4 2023[2], including the assumed impact from the launch of a fourth buprenorphine/naloxone sublingual film generic entering the U.S. market in early Q4 2023
Adjusted Gross Margin	No change	Low to mid 80% range
Adjusted SG&A	$540m to $550m (+$10m)	$530m to $540m
R&D	No change	$90m to $100m
Adjusted Operating Profit	No change	Higher than FY 2022’s adjusted operating income of $212m, as a result of higher NR guidance
1 FY 2023 NR from OPVEE is expected to be immaterial given the Q4 2023 launch timing
2 Reflecting underlying share erosion at a similar rate to the last two years (approximately 2 share points p.a.)
U.S. OUD Market Update
YTD 2023 the U.S. buprenorphine medication-assisted treatment (BMAT) market grew in mid-single digits. The Group continues to expect long-term U.S. market growth to be sustained in the mid- to high-single digit percentage range due to increased overall public awareness of the opioid epidemic and approved treatments, together with regulatory and legislative actions, such as the late 2022 enactment of the Mainstreaming Addiction Treatment Act, that have expanded OUD treatment funding and treatment capacity. The Group believes these regulatory and legislative actions will help to normalize the chronic disease of addiction and expand access to evidence-based buprenorphine treatment in the U.S. and supports these actions.
Financial Performance YTD and Q3 2023
Total net revenue in YTD 2023 increased 21% to $800m (YTD 2022: $659m) at actual exchange rates (+22% at constant exchange rates2). In Q3 2023, total net revenue increased 17% at actual exchange rates (+16% at constant exchange rates2) to $271m (Q3 2022: $232m).
U.S. net revenue increased 24% in YTD 2023 to $662m (YTD 2022: $533m) and by 20% in Q3 2023 to $227m (Q3 2022: $189m). Strong year-over-year SUBLOCADE and PERSERIS volume growth, along with underlying BMAT market growth were the principal drivers of the net revenue increase in both periods.
Rest of World (ROW) net revenue increased 10% at actual exchange rates in YTD 2023 to $138m (YTD 2022: $126m) (+10% at constant exchange rates2). In Q3 2023, ROW net revenue increased 2% at actual exchange rates to $44m (Q3 2022: $43m) (unchanged at constant exchange rates2). In both the period and quarter, positive contributions from new products (SUBLOCADE / SUBUTEX® Prolonged Release and SUBOXONE Film) were essentially offset primarily by ongoing competitive pressure on legacy tablet products. YTD 2023 and Q3 2023 SUBLOCADE / SUBUTEX Prolonged Release net revenue in ROW were $30m (YTD 2022: $19m) and $10m (Q3 2022: $7m) at actual exchange rates, respectively.
Gross margin as reported in YTD 2023 and Q3 2023 was 83% (YTD 2022 and Q3 2022: 83%), respectively. Excluding $5m and $3m of other adjustments for amortization of acquired intangible assets within cost of sales, adjusted gross margin in YTD 2023 and Q3 2023 was 84%, respectively. There were no adjustments to YTD 2022 or Q3 2022 gross margin. The increase in the adjusted gross margin rate in 2023 primarily reflects an improved product mix from the continued growth of SUBLOCADE. These benefits were partially offset by cost inflation.

2 Net revenue at constant exchange rates is an alternative performance measure used by management to evaluate underlying performance of the business and is calculated by applying the prior year exchange rate to net revenue in the currencies of the foreign entities.

SG&A expenses as reported in YTD 2023 were $654m (YTD 2022: $331m) and $390m as reported in Q3 2023 (Q3 2022: $115m). YTD 2023 and Q3 2023 included $240m, respectively, of exceptional costs related to the increase in provisions related to the Antitrust MDL and an intellectual property-related matter. YTD 2023 also included $22m of exceptional costs related to the acquisition of Opiant and U.S. listing costs (YTD 2022 and Q3 2022 included $4m and $2m of exceptional U.S. listing costs, respectively).
Excluding exceptional items, YTD 2023 SG&A expense increased 20% to $392m (Adjusted YTD 2022: $327m); Q3 2023 SG&A expense increased 33% to $150m (Adjusted Q3 2022: $113m). The increases in both periods primarily reflect higher expenses related to increased legal defense costs, the addition of the Opiant business and launch expenses for OPVEE, increased SUBLOCADE commercial investments, and cost inflation.
R&D expenses in YTD 2023 and Q3 2023 were $77m and $18m, respectively (YTD 2022: $43m; Q3 2022: $20m) and represented an increase of 79% and a decrease of 10%, respectively. The increase in the YTD period was primarily due to a greater activity level related to post-marketing studies for SUBLOCADE, process validation testing related to LAI (long-acting injectable) capacity expansion and phasing of ongoing early-stage pipeline activities. The decline in Q3 2023 was primarily due to high-single digit credits from previously expensed process validation activities related to the LAI capacity expansion for SUBLOCADE, which is now substantially complete.
Net other operating income in YTD 2023 and Q3 2023 was $1m and $nil, respectively, (YTD 2022: $3m income; Q3 2022: $1m loss). YTD 2022 included $5m of exceptional benefit related to a Directors' & Officers' insurance claim settlement.
Operating loss as reported was $65m in YTD 2023 (YTD 2022: $173m profit). Exceptional costs and other adjustments of $267m primarily related to the settlement of the Antitrust MDL are included in the current period. Net exceptional benefits of $1m were included in YTD 2022. The change on a reported basis reflects the exceptional charges related to legal matters. On an adjusted basis, YTD 2023 operating profit increased 17% to $202m (YTD 2022: $172m). The increases on an adjusted basis primarily reflected higher NR from the Group's LAI products, partially offset by increased SG&A (including Opiant business and launch expenses for OPVEE) and R&D expenses, as described above.
Q3 2023 operating loss as reported was $183m (Q3 2022: $56m profit). Exceptional costs and other adjustments of $243m are included in the current period and exceptional costs of $2m were included in the year-ago period. The change on a reported basis reflects the exceptional charges related to legal matters. On an adjusted basis, Q3 2023 operating profit increased 3% to $60m (Adjusted Q3 2022: $58m). The increases on an adjusted basis primarily reflected higher NR from the Group's LAI products, partially offset by increased SG&A (including Opiant business and launch expenses for OPVEE), as described above.
Net finance income as reported was $4m in YTD 2023 (YTD 2022: $13m expense). The change in net finance income (expense) reflected higher interest rates on the Group's investments. We expect investment income may not offset interest expense in the medium-term as we use cash for the litigation settlements.
Reported tax benefit was $9m in YTD 2023, or a rate of 15% (YTD 2022 tax expense: $30m, 19%). Adjusted YTD 2023 tax expense was $44m, excluding the $53m in tax benefit on exceptional items and other adjustments net of exceptional tax items, an effective tax rate of 21%. Exceptional tax items are comprised of a $5m write off of deferred tax assets and tax expense due to limitation on the deduction of executive compensation by U.S. publicly traded companies and $3m change in estimate as to the tax benefit of legal provisions booked in the prior year. Adjusted YTD 2022 tax expense was $29m, excluding the $1m tax expense on exceptional items and other adjustments, an effective tax rate of 18%. The increase in the effective tax rate on adjusted profits was primarily driven by the increase in the UK corporation tax rate from 19% to 23.5%, and the temporary reduction in UK innovation incentives due to 2022 losses.
The Q3 2023 reported tax benefit was $46m, or a rate of 25% (Q3 2022: $13m expense, 24%). The tax expense on Q3 2023 adjusted profits amounted to $13m, excluding the $59m tax benefit on exceptional items and other adjustments, which represented an effective tax rate of 21%. There were no exceptional tax items recorded in Q3 2022.

Reported net loss in YTD 2023 was $52m and adjusted net income was $162m (YTD 2022 reported net income: $130m; YTD 2022 Adjusted net income: $130m). The 25% increase in net income on an adjusted basis primarily reflected higher NR partially offset by the increase in operating expense. Q3 2023 net loss on a reported basis was $135m (Q3 2022 net income: $41m), and $49m net income on an adjusted basis excluding the net after-tax impact from exceptional items and other adjustments (Adjusted Q3 2022: $43m profit). Higher Q3 2023 net income on an adjusted basis was primarily due to strong NR growth.
Diluted (loss)/earnings per share were $(0.38) on a reported basis and $1.14 on an adjusted basis in YTD 2023 (YTD 2022: $0.89 earnings per share on a diluted basis and $0.89 earnings per share adjusted diluted basis). In Q3 2023, diluted (loss)/earnings per share were $(0.98) and adjusted diluted earnings per share were $0.34 (Q3 2022: $0.28 earnings per share on a diluted basis and $0.29 earnings per share adjusted diluted basis).
Balance Sheet & Cash Flow
Cash and investments totaled $774m at the end of Q3 2023, a decrease of $217m versus the $991m position at year-end 2022. The decrease was primarily due to the net cash outflow of $124m for the Opiant acquisition, including the transferred cash balance, and litigation settlement related outflows of $207m, partially offset by beneficial timing of payments made on government rebate and trade payables. The litigation settlement related outflows include the Antitrust MDL settlement payment of $103m with States (refer to Note 13), transfer of $30m into an escrow account for the settlement with the Antitrust MDL end payors, subject to final court approval (refer to Note 13), in addition to the Group's scheduled litigation settlement payments totaling $74m primarily for the Department of Justice (DOJ), Reckitt Benckiser (RB) and Dr. Reddy's Laboratories (DRL) matters.
Net working capital, defined by management as inventory plus trade receivables, less trade and other payables, was negative $327m on September 30, 2023, versus negative $283m at the end of FY 2022. The change in the period was primarily a result of timing of payments made on government rebate and trade payables.
Cash used in operations in YTD 2023 was $2m (YTD 2022 cash provided by operations: $63m), primarily due to payments related to the Antitrust MDL, DOJ Resolution, DRL settlement, RB settlement and timing of payments made on government rebate and trade payables. Before these settlement related items, cash generated from operations in the current period was $205m. Net cash outflow from operating activities was $34m in YTD 2023 (YTD 2022 cash inflow: $14m) reflecting tax payments and interest paid on the Group's term loan facility and settlement payments, partially offset by interest received on investments.
YTD 2023 cash outflow from investing activities was $104m (YTD 2022 cash outflow: $221m) which reflects $124m for the Opiant acquisition, net of cash assumed. In the prior year period, the outflow from investing activities primarily reflects the net investment in a portfolio of investment-grade debt securities (net) and ordinary shares of Aelis Farma.
YTD 2023 cash outflow from financing activities was $25m (YTD 2022 cash outflow: $72m) reflecting the extinguishment of debt assumed in the Opiant acquisition, shares repurchased and cancelled, principal portion of lease payments and quarterly amortization of the Group’s term loan facility, partially offset by proceeds received from the issuance of shares for employee compensation agreements. In the prior year period, the outflow from financing activities primarily reflects shares repurchased and cancelled.
R&D / Pipeline Update
Indivior’s pipeline update may be found on our website, www.indivior.com under the tab Our Science/Pipeline. Information contained in or accessible through our website should not be considered a part of this press release.
Risk Factors Update
The Group utilizes a formal process to identify, evaluate and manage significant risks. The Directors have reviewed the principal risks and uncertainties for the remainder of the 2023 financial year. The principal risks and uncertainties affecting the Group’s business activities are detailed on pages 58 to 66 of the Indivior PLC Annual Report and Accounts 2022.

As reported with our half-year results, the nature and potential impact of the principal risks, uncertainties, and emerging risks facing the Group did not change, and were not expected to change for the remainder of 2023, except for legal and intellectual property related risks because of the Antitrust MDL. However, as discussed in Note 11 “Provisions and Other Liabilities” and Note 13 “Legal Proceedings”, on October 22, 2023, the Group entered into a settlement agreement with the remaining plaintiff, and settlement agreements have now been entered with all classes of plaintiffs to fully resolve anti-trust claims without the need for any trial. The settlement with the last class of plaintiffs removed the uncertainties related to the Antitrust MDL and the material uncertainty about the Group’s ability to continue to adopt the going concern basis of accounting.
Exchange Rates
The average and period end exchange rates used for the translation of currencies into U.S. dollars that have most significant impact on the Group’s results were:

	9 Months to September 30, 2023	9 Months to September 30, 2022
GB £ period end	1.2125	1.1170
GB £ average rate	1.2444	1.2609

€ Euro period end	1.0503	0.9807
€ Euro average	1.0835	1.0664
Webcast Details
A live webcast presentation will be held on November 9th, 2023, at 13:00 BST (8:00 am EDT) hosted by Mark Crossley, CEO. The details are below. All materials will be available on the Group’s website prior to the event at www.indivior.com.
The webcast link: https://edge.media-server.com/mmc/p/stcq4w5c

Participants may access the presentation telephonically by registering with the following link:
https://register.vevent.com/register/BIf8e71289ddc241b399540e669d753461
(Registrants will have an option to be called back directly immediately prior to the call or be provided a call-in # with a unique pin code following their registration)
For Further Information

Investor Enquiries	Jason Thompson	VP, Investor Relations Indivior PLC	+1 804 402 7123 jason.thompson@indivior.com
	Tim Owens	Director, Investor Relations Indivior PLC	+1 804 263 3978 timothy.owens@indivior.com
Media Enquiries	Jonathan Sibun	Teneo U.S. Media Inquiries	+44 (0)20 7353 4200 +1 804 594 0836 Indiviormediacontacts@indivior.com
Corporate Website    www.indivior.com
This announcement does not constitute an offer to sell, or the solicitation of an offer to subscribe for or otherwise acquire or dispose of shares in the Group to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD) and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,000 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.
Important Cautionary Note Regarding Forward-Looking Statements
This announcement contains certain statements that are forward-looking. Forward-looking statements include, among other things, statements regarding the Indivior Group’s financial guidance for 2023 and its medium- and long-term growth outlook; strategies for value creation and operational goals; expectations for sales levels for particular products; expected market growth rates, growing normalization of medically assisted treatment for opioid use disorder, and expanded access to treatment; expected changes in market share; future exchange rates; our product development pipeline and potential future products, expectations regarding regulatory approval of such product candidates, the timing of such approvals, and the timing of commercial launch of such products or product candidates, and eventual annual revenues of such future products; expectations regarding the extent and impact of competition; and other statements containing the words "believe", "anticipate", "plan", "expect", "intend", "estimate", "forecast," “strategy,” “target,” “guidance,” “outlook,” “potential”, "project", "priority," "may", "will", "should", "would", "could", "can", "outlook," "guidance", the negatives thereof, and variations thereon and similar expressions. By their nature, forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.
Actual results may differ materially from those expressed or implied in such statements because they relate to future events. Various factors may cause differences between Indivior's expectations and actual results, including, among others, the material risks described in the most recent Indivior PLC Annual Report and in subsequent releases; the substantial litigation and ongoing investigations to which we are or may become a party; our reliance on third parties to manufacture commercial supplies of most of our products, conduct our clinical trials and at times to collaborate on products in our pipeline; our ability to comply with legal and regulatory settlements, healthcare laws and regulations, requirements imposed by regulatory agencies and payment and reporting obligations under government pricing programs; risks related to the manufacture and distribution of our products, some of which are controlled substances; market acceptance of our products as well as our ability to commercialize our products and compete with other market participants; the uncertainties related to the development of new products, including through acquisitions, and the related regulatory approval process; our dependence on a small number of significant customers; our ability to retain key personnel or attract new personnel; our dependence on third-party payors for the reimbursement of our products and the increasing focus on pricing and competition in our industry; unintended side effects caused by the clinical study or commercial use of our products; our use of hazardous materials in our manufacturing facilities; our import, manufacturing and distribution of controlled substances; our ability to successfully execute acquisitions, partnerships, joint ventures, dispositions or other strategic acquisitions; our ability to protect our intellectual property rights and the substantial cost of litigation or other proceedings related to intellectual property rights; the risks related to product liability claims or product recalls; the significant amount of laws and regulations that we are subject to, including due to the international nature of our business; macroeconomic trends and other global developments; the terms of our debt instruments, changes in our credit ratings and our ability to service our indebtedness and other obligations as they come due; changes in applicable tax rate or tax rules, regulations or interpretations; and our ability to realize our deferred tax assets.
Forward-looking statements speak only as of the date that they are made and should be regarded solely as our current plans, estimates and beliefs. Except as required by law, we do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

Unaudited condensed consolidated interim income statement

		Q3 2023	Q3 2022	YTD 2023	YTD 2022
For the three and nine months ended September 30	Notes	$m	$m	$m	$m
Net Revenue	2	271	232	800	659
Cost of sales		(46)	(40)	(135)	(115)
Gross Profit		225	192	665	544
Selling, general and administrative expenses	3	(390)	(115)	(654)	(331)
Research and development expenses	3	(18)	(20)	(77)	(43)
Net other operating (loss)/income		—	(1)	1	3
Operating (Loss)/Profit		(183)	56	(65)	173
Finance income	4	12	6	33	8
Finance expense	4	(10)	(8)	(29)	(21)
Net Finance Income/(Expense)		2	(2)	4	(13)
(Loss)/Profit Before Taxation		(181)	54	(61)	160
Income tax benefit/(expense)	5	46	(13)	9	(30)
Net (Loss)/Income		(135)	41	(52)	130

(Loss)/Earnings per ordinary share (in dollars)*
Basic (loss)/earnings per share	6	$(0.98)	$0.29	$(0.38)	$0.93
Diluted (loss)/earnings per share	6	$(0.98)	$0.28	$(0.38)	$0.89
* Basic and diluted (loss)/earnings per share reflect the impact of the Company's share consolidation for all periods presented. Refer to Note 6 for further details.
Unaudited condensed consolidated interim statement of comprehensive (loss)/income

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
For the three and nine months ended September 30	$m	$m	$m	$m
Net (loss)/income	(135)	41	(52)	130
Other comprehensive loss
Items that may be reclassified to profit or loss in subsequent years:
Foreign currency translation adjustment, net	(13)	(16)	(9)	(36)
Other comprehensive loss	(13)	(16)	(9)	(36)
Total comprehensive (loss)/income	(148)	25	(61)	94

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim balance sheet

		Sep 30, 2023	Dec 31, 2022
	Notes	$m	$m
ASSETS
Non-current assets
Intangible assets	7	218	70
Property, plant and equipment		53	54
Right-of-use assets		32	31
Deferred tax assets	5	252	219
Investments	8	52	98
Other assets	9	25	38
		632	510
Current assets
Inventories		142	114
Trade receivables		245	220
Other assets	9	95	27
Current tax receivable	5	16	5
Investments	8	112	119
Cash and cash equivalents		610	774
		1,220	1,259
Total assets		1,852	1,769

LIABILITIES
Current liabilities
Borrowings	10	(3)	(3)
Provisions	11	(438)	(303)
Other liabilities	11	(71)	(79)
Trade and other payables	14	(714)	(617)
Lease liabilities		(8)	(8)
Current tax liabilities	5	(5)	(9)
		(1,239)	(1,019)
Non-current liabilities
Borrowings	10	(236)	(237)
Provisions	11	(2)	(5)
Other liabilities	11	(369)	(428)
Lease liabilities		(30)	(29)
		(637)	(699)
Total liabilities		(1,876)	(1,718)
Net (liabilities)/assets		(24)	51

EQUITY
Capital and reserves
Share capital	15	69	68
Share premium		11	8
Capital redemption reserve		6	6
Other reserve		(1,295)	(1,295)
Foreign currency translation reserve		(48)	(39)
Retained earnings		1,233	1,303
Total equity		(24)	51
The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim statement of changes in equity

	Notes	Share capital	Share premium	Capital redemption reserve	Other reserve	Foreign currency translation reserve	Retained earnings	Total equity
		$m	$m	$m	$m	$m	$m	$m
Balance at January 1, 2022		70	7	3	(1,295)	(20)	1,438	203
Comprehensive income
Net income		—	—	—	—	—	130	130
Other comprehensive loss		—	—	—	—	(36)	—	(36)
Total comprehensive income		—	—	—	—	(36)	130	94
Transactions recognized directly in equity
Shares issued		1	1	—	—	—	—	2
Share-based plans		—	—	—	—	—	12	12
Settlement of tax on equity awards		—	—	—	—	—	(10)	(10)
Shares repurchased and cancelled		(2)	—	2	—	—	(66)	(66)
Transfer to share repurchase liability		—	—	—	—	—	(8)	(8)
Balance at September 30, 2022		69	8	5	(1,295)	(56)	1,496	227

Balance at January 1, 2023		68	8	6	(1,295)	(39)	1,303	51
Comprehensive loss
Net loss		—	—	—	—	—	(52)	(52)
Other comprehensive loss		—	—	—	—	(9)	—	(9)
Total comprehensive loss		—	—	—	—	(9)	(52)	(61)
Transactions recognized directly in equity
Shares issued		1	3	—	—	—	—	4
Share-based plans		—	—	—	—	—	16	16
Settlement of tax on equity awards		—	—	—	—	—	(22)	(22)
Shares repurchased and cancelled		—	—	—	—	—	(11)	(11)
Transfer from share repurchase liability		—	—	—	—	—	9	9
Taxation on share-based plans		—	—	—	—	—	(10)	(10)
Balance at September 30, 2023		69	11	6	(1,295)	(48)	1,233	(24)
The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim cash flow statement

	2023	2022
For the nine months ended September 30	$m	$m
CASH FLOWS FROM OPERATING ACTIVITIES
Operating (Loss)/Profit	(65)	173
Depreciation and amortization of property, plant and equipment and intangible assets	13	11
Depreciation of right-of-use assets	6	6
Gain on disposal of intangible assets	—	(1)
Share-based payments	16	12
Impact from foreign exchange movements	(11)	(9)
Unrealized loss on equity investment	—	3
Settlement of tax on employee awards	(22)	(10)
(Increase)/decrease in trade receivables	(26)	2
(Increase)/decrease in current and non-current other assets	(50)	73
Increase in inventories	(26)	(22)
Increase/(decrease) in trade and other payables	91	(75)
Increase/(decrease) in provisions and other liabilities[1]	72	(100)
Cash (used in)/provided by operations	(2)	63
Interest paid	(24)	(18)
Interest received	32	5
Taxes paid	(40)	(35)
Transaction costs related to debt refinancing	—	(1)
Net cash (outflow)/inflow from operating activities	(34)	14

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of assets, net of cash acquired (refer to Note 16)	(124)	—
Purchase of property, plant and equipment	(4)	(4)
Purchase of investments	(40)	(233)
Maturity of investments	95	15
Purchase of intangible asset	(31)	—
Proceeds from disposal of intangible assets	—	1
Net cash outflow from investing activities	(104)	(221)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings	(12)	(2)
Principal elements of lease payments	(6)	(6)
Shares repurchased and cancelled	(11)	(66)
Proceeds from the issuance of ordinary shares	4	2
Net cash outflow from financing activities	(25)	(72)

Exchange difference on cash and cash equivalents	(1)	(2)

Net decrease in cash and cash equivalents	(164)	(281)
Cash and cash equivalents at beginning of the period	774	1,102
Cash and cash equivalents at end of the period	610	821
1Changes in the line item provisions and other liabilities for YTD 2023 include litigation settlement payments totaling $177m (YTD 2022: $108m). $3m of interest paid on the DOJ Resolution in YTD 2023 has been recorded in the interest paid line item (YTD 2022: $4m).

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Notes to the unaudited condensed consolidated interim financial statements
1. BASIS OF PREPARATION AND ACCOUNTING POLICIES
Indivior PLC (the 'Company') is a public limited company incorporated on September 26, 2014 and domiciled in the United Kingdom. In these unaudited condensed consolidated interim financial statements (‘Condensed Financial Statements’), reference to the ‘Group’ means the Company and all its subsidiaries.
The Condensed Financial Statements have been prepared in accordance with UK adopted International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The Condensed Financial Statements have been reviewed and are unaudited and do not include all the information and disclosures required in the annual financial statements. Therefore the Condensed Financial Statements should be read in conjunction with the Group’s Annual Report and Accounts for the year ended December 31, 2022, which were prepared in accordance with UK adopted International Accounting Standards and in conformity with the Companies Act 2006 as applicable to companies reporting under those standards. These Condensed Financial Statements were approved for issue on November 8, 2023.
In May 2023, the International Accounting Standards Board issued International Tax Reform—Pillar Two Model Rules which amended IAS 12 Income Taxes. Refer to Note 5 for details.
In March 2023, the Group acquired 100% of the share capital of Opiant Pharmaceuticals, Inc. (“Opiant”) which has been accounted for as an asset acquisition as substantially all of the fair value of the gross assets acquired is concentrated in the value of the in-process research and development. The Group has disclosed new accounting policies in Note 16 regarding the policy elected for treatment of contingent consideration and the method used to evaluate whether an acquisition is a business combination or asset acquisition.
Following the effectiveness of the additional U.S. listing of Indivior shares, presentation of exceptional items and adjusted results has been removed from the Condensed Financial Statements. This change creates consistency with presentation of financial statements included in Indivior’s SEC registration statement and better aligns to the market practice for companies with U.S. listings. The change has been applied to all periods presented.
In preparing these Condensed Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2022, except for estimates used in determining the valuation of the in-process research and development associated with the acquisition of Opiant and changes in estimates that are required in determining the provision for income taxes.
The Directors have assessed the Group’s ability to maintain sufficient liquidity to fund its operations, fulfill financial and compliance obligations as set out in Note 11, and comply with the minimum liquidity covenant in the Group’s debt facility for the period to March 2025 (the going concern period). The base case scenario reflects:
•Board reviewed forecasts and financial plans for the period; and
•settlement of liabilities and provisions in line with contractual terms, which are expected to be fully approved by the courts as agreed.
The Directors also assessed a ‘severe but plausible’ downside scenario, which included the following changes to the base case within the going concern period:
•the risk that SUBLOCADE will not meet revenue growth expectations by modelling a 15% decline on forecasts;
•an accelerated decline in U.S. SUBOXONE Film sales, including reversion to generic analogues; and
•moderation of revenue growth outside the U.S.
Under both the base case and the downside scenario, sufficient liquidity exists and is generated from operations such that all business and covenant requirements are met for the going concern period. As a result of the analysis described above, the Directors reasonably expect the Group to have adequate resources to continue in operational existence for at least one year from the approval of these Condensed Financial Statements and therefore consider the going concern basis to be appropriate for the accounting and preparation of these Condensed Financial Statements. The previous material uncertainty relating to the Group's ability to apply the going concern basis of accounting has been removed as a result of the settlement of antitrust multi-district class claims ("Antitrust MDL"). Refer to Note 13 for further details. The Group has assessed the likelihood of the settlement with the direct purchaser class not being approved by the courts as remote as preliminary approval was granted on October 30, 2023. Final approval is expected in Q1 2024.
The financial information contained in this document does not constitute statutory accounts as defined in section 434 and 435 of the Companies Act 2006. The Group’s statutory financial statements for the year ended December 31, 2022, were approved by the Board of Directors on March 7, 2023, and delivered to the Registrar of Companies. The auditor's report on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under section 498 of the Companies Act 2006.

2. SEGMENT INFORMATION
The Group is engaged in a single business activity, which is predominantly the development, manufacture, and sale of buprenorphine-based prescription drugs for treatment of opioid dependence and related disorders. The CEO reviews disaggregated net revenue on a geographical and product basis and allocates resources on a functional basis between Commercial, Supply, Research and Development, and other Group functions. Financial results are reviewed on a consolidated basis for evaluating financial performance and allocating resources. Accordingly, the Group operates in a single reportable segment.
Net revenue and non-current assets
Revenues are attributed geographically based on the country where the sale originates. The following tables represent net revenues and non-current assets, net of accumulated depreciation, amortization and impairment, by country. Non-current assets for this purpose consist of intangible assets, property, plant and equipment, right-of-use assets, investments, and other assets.
Net revenue:

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
For the three and nine months ended September 30	$m	$m	$m	$m
United States	227	189	662	533
Rest of World	44	43	138	126
Total	271	232	800	659
On a disaggregated basis, the Group’s net revenue by major product line:

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
For the three and nine months ended September 30	$m	$m	$m	$m
Sublingual/other	93	116	316	349
SUBLOCADE®	167	108	454	290
PERSERIS®	11	8	30	20
Total	271	232	800	659
Non-current assets:

	Sep 30, 2023	Dec 31, 2022
	$m	$m
United States	197	65
Rest of World	183	226
Total	380	291
3. OPERATING EXPENSES
The table below sets out selected operating costs and expense information:

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
For the three and nine months ended September 30	$m	$m	$m	$m
Research and development expenses	(18)	(20)	(77)	(43)

Selling and marketing expenses	(57)	(53)	(168)	(160)
Administrative and general expenses[1]	(333)	(62)	(486)	(171)
Selling, general, and administrative expenses	(390)	(115)	(654)	(331)

Depreciation, amortization, and impairment[2]	(3)	(3)	(11)	(10)
1 Administrative and general expenses in YTD 2023 and Q3 2023 include $240m related to an increase in legal provisions. Refer to Note 11 for details.
2 Depreciation and amortization expense is included in research and development and selling, general and administrative expenses. Additionally, depreciation and amortization expense in YTD 2023 of $8m (YTD 2022: $7m) and Q3 2023 of $3m (Q3 2022: $2m) for intangibles and right-of-use assets is included within cost of sales.

The increase in research and development expenses is primarily due to greater activity level related to post-marketing studies for SUBLOCADE, process validation testing related to LAI (long-acting injectable) capacity expansion and phasing of ongoing early-stage pipeline activities.
Higher selling, general, and administrative expenses primarily reflect an increase in legal provisions (refer to Note 11). Other contributing factors include increased legal defense costs, addition of the Opiant business and launch expenses for OPVEE, increased SUBLOCADE commercial investments, and cost inflation.

4. NET FINANCE INCOME (EXPENSE)

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
For the three and nine months ended September 30	$m	$m	$m	$m
Finance income
Interest income on cash and cash equivalents/investments	12	6	33	8
Total finance income	12	6	33	8
Finance expense
Interest expense on borrowings	(8)	(5)	(21)	(13)
Interest expense on lease liabilities	(1)	(1)	(2)	(2)
Interest expense on legal matters	(1)	(1)	(5)	(5)
Other interest expense	—	(1)	(1)	(1)
Total finance expense	(10)	(8)	(29)	(21)
Net finance income (expense)	2	(2)	4	(13)
The increases to finance income and finance expense were primarily due to higher interest rates. Investments in corporate debt and U.S. Treasury securities in 2022 also contributed to the increase in finance income.
5. TAXATION
The Group calculates tax expense for interim periods using the expected full year rates, considering the pre-tax income and statutory rates for each jurisdiction. To the extent practicable, a separate estimated average annual effective income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. Similarly, if different income tax rates apply to different categories of income (such as capital gains or income earned in particular industries), to the extent practicable a separate rate is applied to each individual category of interim period pre-tax income. The resulting expense is allocated between current and deferred taxes based on actual movement in deferred tax for the quarter, with the balance recorded to the current tax accounts.
In the nine months ended September 30, 2023, the reported total tax benefit was $9m, or a rate of 15% (YTD 2022 tax expense: $30m, 19%). In the three months ended September 30, 2023, the reported total tax benefit was $46m, or a rate of 25% (Q3 2022 tax expense: $13m, 24%). The enacted UK Statutory Corporation Tax rate has increased to 25% as of April 1, 2023, providing a blended rate of 23.5% for the year ended December 31, 2023. The effective tax rate in both periods was primarily impacted by this increase in the UK tax rate as well as the temporary reduction in UK innovation incentives due to 2022 losses, and the write off of $5m (8%) of deferred tax assets due to limitations on the deduction of executive compensation by U.S. publicly traded companies. Additional impacts in the reporting period of $3m (6%) relate to a change in estimate as to the tax benefit of legal provisions booked in the prior year.
The Group’s balance sheet at September 30, 2023 includes a current tax receivable of $16m (FY 2022: $5m), current tax liabilities of $5m (FY 2022: $9m), and deferred tax assets of $252m (FY 2022: $219m). The increase in deferred tax assets is primarily due to net operating loss carryforwards in the UK resulting from litigation provisions.
The Group recognizes deferred tax assets to the extent that sufficient future taxable profits are probable against which these future tax deductions can be utilized. At September 30, 2023, the Group’s net deferred tax assets of $252m relate primarily to net operating loss carryforwards, inventory costs capitalized for tax purposes, and litigation liabilities. Recognition of deferred tax assets is reliant on forecast taxable profits arising in the jurisdiction in which the deferred tax asset is recognized. The Group has assessed recoverability of deferred tax assets using Group-level budgets and forecasts consistent with those used for the assessment of viability and asset impairments, particularly in relation to levels of future net revenues. These forecasts are subject to similar uncertainties to those assessments. This is reviewed each quarter and, to the extent required, an adjustment to the recognized deferred tax asset may be made. With the exception of specific assets that are not currently considered realizable, Management have concluded full recognition of deferred tax assets to be appropriate and do not believe a significant risk of material change in their assessment exists in the next 12 months.
Other tax matters
U.S. tax laws limit deductibility of compensation for certain management roles for U.S. listed companies. With the U.S. listing completed in June 2023, the Group wrote off deferred tax assets of $5m to tax expense and $7m to equity relating to future tax deductions of share-based compensation for which book expense has already been recognized. Additionally, the Group’s current tax liabilities increased by $5m, due to disallowance of current year compensation.

In June 2023, Finance (No.2) Act 2023 was substantively enacted in the UK, introducing a global minimum effective tax rate of 15%. The legislation implements a domestic top-up tax and a multinational top-up tax, effective for accounting periods starting on or after December 31, 2023. The Group has applied the recent amendment to IAS 12 which provides temporary relief to the recognition of deferred taxes relating to top-up minimum income taxes. Accordingly, the legislation is not expected to impact the Group’s taxes in 2023. The Group is reviewing this new UK tax legislation and similar proposed legislation in other jurisdictions to evaluate the potential impact on its effective tax rate in future periods.
As a multinational group, tax uncertainties remain in relation to Group financing, intercompany pricing, and the location of taxable operations. Management have concluded tax provisions made to be appropriate and do not believe a significant risk of material change to uncertain tax positions exists in the next 12 months.
6. (LOSS)/EARNINGS PER SHARE
Share consolidation
In September 2022, the Company’s shareholders approved a 5-for-1 share consolidation. In October 2022, the Company completed this share consolidation. Shareholders received 1 new ordinary share with a nominal value of $0.50 each for every 5 previously existing ordinary shares which had a nominal value of $0.10 each. All share and per share information of the Group, including basic and diluted weighted average number of shares outstanding, basic earnings per share, and diluted earnings per share reflect the share consolidation for all periods presented.
The table below sets out basic and diluted (loss)/earnings per share for each period:

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
For the three and nine months ended September 30	$	$	$	$
Basic (loss)/earnings per share	$(0.98)	$0.29	$(0.38)	$0.93
Diluted (loss)/earnings per share	$(0.98)	$0.28	$(0.38)	$0.89
Basic
Basic (loss)/earnings per share is calculated by dividing net (loss)/income for the period attributable to owners of the Group by the weighted average number of ordinary shares in issue during the period.
Diluted
Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares in the form of stock options and awards. The weighted average number of shares is adjusted for the number of shares granted to the extent performance conditions have been met at the balance sheet date and as determined using the treasury stock method.
Weighted average number of shares
The weighted average number of ordinary shares outstanding (on a basic basis) for YTD 2023 includes the favorable impact 484,362 ordinary shares repurchased in YTD 2023 and 1,280,914 ordinary shares repurchased in Q4 2022. See Note 15 for further discussion. Conditional awards of 1,760,805 and 1,567,841 (reflective of the share consolidation in October 2022) were granted under the Group’s Long-Term Incentive Plan in YTD 2023 and YTD 2022, respectively.

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
For the three and nine months ended September 30	thousands	thousands	thousands	thousands
Weighted average shares on a basic basis	137,694	140,034	137,299	140,034
Dilution from share awards and options	5,502	6,594	5,040	6,594
Weighted average shares on a diluted basis	143,196	146,628	142,339	146,628

7. INTANGIBLE ASSETS

	Sep 30, 2023	Dec 31, 2022
Intangible assets, net of accumulated amortization and impairment	$m	$m
Products in development	65	36
Marketed products	150	29
Software	3	5
Total	218	70

The increase in marketed products is primarily due to the acquisition of Opiant which resulted in the recognition of an intangible asset related to the in-process research and development value for OPVEE® (nalmefene nasal spray), formerly the pipeline product OPNT003, for $126m (refer to Note 16). Upon approval by the U.S. Food and Drug Administration (FDA) in May 2023, the intangible asset became classified as a marketed product and amortization commenced over the patent life.
The increase in products in development is primarily due to the acquisition of full ownership of INDV-2000 (oral Orexin-1 receptor antagonist) from C4X Discovery.
8. INVESTMENTS

	Sep 30, 2023	Dec 31, 2022
Current and non-current investments	$m	$m
Equity securities at FVPL	10	10
Debt securities held at amortized cost	102	109
Total investments, current	112	119
Debt securities held at amortized cost	52	98
Total investments, non-current	52	98
Total	164	217
The Group’s investments in debt and equity securities do not create significant credit risk, liquidity risk, or interest rate risk. Debt securities held at amortized cost consist of investment-grade debt. As of September 30, 2023, expected credit losses for the Group’s investments held at amortized cost are deemed to be immaterial.
Fair value hierarchy
Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The different levels have been defined as follows:
• Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities
• Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
• Level 3: Unobservable inputs for the asset or liability
The Group’s only financial instruments which are measured at fair value are equity securities at FVPL. The fair value of equity securities at FVPL is based on quoted market prices on the measurement date.
The following table categorizes the Group’s financial assets measured at fair value by valuation methodology used in determining their fair value at September 30, 2023.

Financial assets at fair value	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Equity securities at FVPL	10	—	—	10
The Group also has certain financial instruments which are not measured at fair value. The carrying value of cash and cash equivalents, trade receivables, other assets, and trade and other payables is assumed to approximate fair value due to their short-term nature. At September 30, 2023, the carrying value of investments held at amortized cost was above the fair value by $1m, due to rising interest rates. The fair value of investments held at amortized cost was calculated based on quoted market prices which would be classified as Level 1 in the fair value hierarchy above.
9. CURRENT AND NON-CURRENT OTHER ASSETS

	Sep 30, 2023	Dec 31, 2022
Current and non-current other assets	$m	$m
Current prepaid expenses	28	14
Other current assets	67	13
Total other current assets	95	27
Non-current prepaid expenses	18	20
Other non-current assets	7	18
Total other non-current assets	25	38
Total	120	65
The increase in current assets is primarily due to the funding placed in escrow for the Antitrust MDL (refer to Note 13) end payor settlement of $30m, subject to final court approval, and funding of surety bonds in relation to intellectual property related matters of $18m which were reclassified as current (see Note 13 for further discussion). Long-term prepaid expenses primarily relate to payments for contract manufacturing capacity.

10. FINANCIAL LIABILITIES – BORROWINGS
The table below sets out the current and non-current portion obligation of the Group’s term loan:

	Sep 30, 2023	Dec 31, 2022
Term loan	$m	$m
Term loan – current	(3)	(3)
Term loan – non-current	(236)	(237)
Total term loan	(239)	(240)
*Total term loan borrowings reflect the principal amount drawn including debt issuance costs of $5m (FY 2022: $6m).
At September 30, 2023, the term loan fair value was approximately 100% (FY 2022: 98%) of par value. The key terms of the term loan in effect at September 30, 2023, are as follows:

	Currency	Nominal interest margin	Maturity	Required annual repayments	Minimum liquidity
Term Loan facility	USD	SOFR + 0.26% + 5.25%	2026	1%	Larger of $100m or 50% of Loan Balance
The term loan amounting to $244m (FY 2022: $246m) is secured against the assets of certain subsidiaries of the Group in the form of guarantees issued by respective subsidiaries.
•Nominal interest margin is calculated as USD SOFR plus 26 bps, subject to a floor of 0.75%, plus a credit spread adjustment of 5.25%.
•There are no revolving credit commitments.
11. PROVISIONS AND OTHER LIABILITIES
Provisions

			Total			Total
	Current	Non-Current	Sep 30, 2023	Current	Non-Current	Dec 31, 2022
Current and non-current provisions	$m	$m	$m	$m	$m	$m
Multi-district antitrust class and state claims	(415)	—	(415)	(290)	—	(290)
Federal false claims allegations	(5)	—	(5)	(5)	—	(5)
Intellectual property related matters	(15)	—	(15)	—	(3)	(3)
Other	(3)	(2)	(5)	(8)	(2)	(10)
Total provisions	(438)	(2)	(440)	(303)	(5)	(308)
The Group carries a current provision of $415m (FY 2022: $290m) for certain multi-district antitrust class claims. Settlement agreements have been entered into with three classes of plaintiffs to fully resolve these antitrust claims without the need for any trial. The State settlement amount of $103m was paid in June 2023. The provision of $415m at September 30, 2023 is Indivior's best estimate at this time, and reflects the amounts that Indivior is required to pay in the settlement agreements with the direct purchaser class and the end payor class for $385m and $30m, respectively. This provision will be released following final approval by the Court of the settlements and release of funds from escrow. Refer to Note 13, Antitrust Litigation and Consumer Protection for additional details, including certain requirements to obtain final approval of the settlement agreement by the Court.
The Group carries a provision of $5m (FY 2022: $5m) pertaining to all outstanding False Claims Act Allegations as discussed in Note 13. These matters are expected to be settled within the next 12 months and are not expected to materially change.
The Group carries a provision of $15m (FY 2022: $3m ) for intellectual property related matters (see Note 13, Intellectual property related matters). The parties have entered into an agreement settling this matter, and the provision has been classified as current.
Other provisions totaling $5m (FY 2022: $10m) primarily represent general legal matters expected to be settled within the next 12 months and retirement benefit costs which are not expected to be settled within one year.

Other liabilities

			Total			Total
	Current	Non-Current	Sep 30, 2023	Current	Non-Current	Dec 31, 2022
Current and non-current other liabilities	$m	$m	$m	$m	$m	$m
DOJ resolution	(52)	(343)	(395)	(52)	(392)	(444)
Intellectual property related matters	(11)	—	(11)	(10)	(11)	(21)
RB indemnity settlement	(8)	(15)	(23)	(8)	(22)	(30)
Share repurchase	—	—	—	(9)	—	(9)
Other	—	(11)	(11)	—	(3)	(3)
Total other liabilities	(71)	(369)	(440)	(79)	(428)	(507)
DOJ Resolution Agreement
In July 2020, the Group settled criminal and civil liability with the United States Department of Justice (DOJ), the U.S. Federal Trade Commission (FTC), and U.S. state attorneys general. Pursuant to the resolution agreement, aggregate payments of $210m (including interest) have been made to date, including $53m in January 2023. Additionally, four annual installments of $50m plus interest will be due every January 15 from 2024 to 2027, with the final installment of $200m due in December 2027. Interest accrues at 1.25% on certain portions of the resolution and will be paid with the annual installment payments. For non-interest-bearing portions, the liability has been recorded at the net present value based on timing of the estimated payments and using a discount rate equal to the interest rate on the interest-bearing portions. In YTD 2023, the Group recorded interest expense totaling $4m (YTD 2022: $4m).
IP related matters
Other liabilities for intellectual property related matters of $11m (FY 2022: $21m) relate to the settlement of intellectual property litigation with DRL in June 2022. Under the settlement agreement, the Group has made payments to DRL of $60m to date with a final payment due in 2024. This liability has been recorded at net present value, using a market interest rate at the time of the settlement determined to be 4.50%, considering the timing of payments and other factors. In YTD 2023, the Group recorded $nil of finance expense (YTD 2022: $1m) for time value of money on the liability.
RB indemnity settlement
Under the RB indemnity settlement, the Group has paid $26m of the $50m settlement agreement to date, with remaining annual installment payments of $8m due every January from 2024 to 2026. The Group carries a liability totaling $23m (FY 2022: $30m) related to this settlement. This liability has been recorded at the net present value, using a market interest rate at the time of the settlement determined to be 3.75%, considering the timing of payments and other factors. In YTD 2023, the Group recorded $1m of finance expense (YTD 2022: $nil) for time value of money on the liability.
Other
Other liabilities primarily represent employee related liabilities and deferred revenue related to a supply agreement, which are non-current as of September 30, 2023.
12. CONTINGENT LIABILITIES
The Group has assessed certain legal and other matters to be not probable based upon current facts and circumstances, including any potential impact the DOJ resolution could have on these matters. Where liabilities related to these matters are determined to be possible, they represent contingent liabilities. Except for those matters discussed in Note 13 under "Multidistrict Antitrust Class and State Claims", “False Claims Act Allegations”, and “Intellectual Property Related Matters”, for which liabilities or provisions have been recognized, Note 13 sets out the details for legal and other disputes for which the Group has assessed as contingent liabilities. Where the Group believes that it is possible to reasonably estimate a range for the contingent liability this has been disclosed.
13. LEGAL PROCEEDINGS
There are certain ongoing legal proceedings or threats of legal proceedings in which the Group is a party, but in which the Group believes the possibility of an adverse impact is remote and they are not discussed in this Note 13.
Antitrust Litigation and Consumer Protection
Multidistrict Antitrust Class and State Claims
•Indivior Inc. has entered into settlement agreements to resolve all claims of all plaintiff groups in the company's previously-disclosed antitrust multi-district litigation ("Antitrust MDL"). In the Antitrust MDL, civil antitrust claims had been filed by three classes of Plaintiffs —namely, (i) 41 states and the District of Columbia (the "States"), (ii) end payors and (iii) direct purchasers (collectively, the "Plaintiffs"). The Plaintiffs generally alleged, among other things, that Reckitt Benckiser Pharmaceuticals, Inc. (“RBPI,” now known as Indivior Inc.) violated U.S. federal and/or state antitrust and consumer protection laws in attempting to delay generic entry of alternatives to SUBOXONE Tablets. Plaintiffs further alleged that RBPI unlawfully acted to lower the market share of these products.

•After engaging in informal settlement discussions and formal mediation, Indivior Inc. reached a settlement with the States for $103m on June 1, 2023. After payment of the State settlement amount, the remaining $188m provision remained Indivior’s best estimate at that time of a potential aggregate settlement for the remaining Plaintiffs in the Antitrust MDL. Indivior Inc. entered into the settlement agreement with the end payor class for $30m on August 14, 2023, which was in line with the remaining $188m provision. The end payor settlement remains subject to final approval by the Court. After final approval by the Court, the final settlement amount will be recorded against the $188m provision. On October 22, 2023, Indivior Inc. entered into a settlement agreement with the remaining direct purchaser class for $385m. The direct purchaser settlement has been preliminarily approved by the Court, and remains subject to a notice period and final approval by the Court.
Other Antitrust and Consumer Protection Claims
•In 2013, RBPI, (now known as Indivior Inc.) received notice that it and other companies were defendants in a lawsuit initiated by writ in the Philadelphia County (Pennsylvania) Court of Common Pleas. See Carefirst of Maryland, Inc. et al. v. Reckitt Benckiser Inc., et al., Case. No. 2875, December Term 2013. The plaintiffs include approximately 79 entities, most of which appear to be insurance companies or other providers of health benefits plans. The plaintiffs have not served a complaint, but they have indicated that their claims are related to those asserted in the Antitrust MDL. The Carefirst plaintiffs' claims will be resolved and are expected to be dismissed following final court approval of the end payor settlement in the Antitrust MDL. Until such time, however, the Carefirst case remains pending.
•In 2020, the Group was served with lawsuits filed by several insurance companies, some of whom are proceeding both on their own claims and through the assignment of claims from affiliated companies. Cases filed by (1) Humana Inc. and (2) Centene Corporation, Wellcare Healthcare Plans, Inc., New York Quality Healthcare Corp. (d/b/a Fidelis Care), and Health Net, LLC were pending in the Eastern District of Pennsylvania. The complaints were dismissed in July 2021. The plaintiffs filed Notices of Appeal in August 2021 to the United States Court of Appeals for the Third Circuit (“Third Circuit”). The Third Circuit affirmed the district court's dismissal by opinion and order dated December 15, 2022. Humana also filed a Complaint in state court in Kentucky on August 20, 2021 with substantially the same claims as were raised in the federal court case. See Humana Inc. v. Indivior Inc., No. 21-CI-004833 (Ky. Cir. Ct.) (Jefferson Cnty). That case was stayed pending a decision by the Third Circuit. The court lifted the stay on October 30, 2023. Centene Corporation and the above-referenced related companies filed a complaint in the Circuit Court for the County of Roanoke, Virginia alleging similar claims on January 13, 2023 following the mandate from the Third Circuit affirming the district court's dismissal. See Centene Corp. v. Indivior Inc., No. CL23000054-00 (Va. Cir. Ct.) (Roanoke Cnty). Indivior was served in the Centene action in October 2023 and currently is required to respond to the complaint in December 2023.
•Cases filed by (1) Blue Cross and Blue Shield of Massachusetts, Inc., Blue Cross and Blue Shield of Massachusetts HMO Blue, Inc., (2) Health Care Service Corp., (3) Blue Cross and Blue Shield of Florida, Inc., Health Options, Inc., (4) BCBSM, Inc. (d/b/a Blue Cross and Blue Shield of Minnesota) and HMO Minnesota (d/b/a Blue Plus), (5) Molina Healthcare, Inc., and (6) Aetna Inc. are pending in the Circuit Court for the County of Roanoke, Virginia. See Health Care Services Corp. v. Indivior Inc., No. CL20-1474 (Lead Case) (Va. Cir. Ct.) (Roanoke Cnty). These plaintiffs have asserted claims under federal and state RICO statutes, state antitrust statutes, state statutes prohibiting unfair and deceptive practices, state statutes prohibiting insurance fraud, and common law fraud, negligent misrepresentation, and unjust enrichment. In June 2021, defendants’ motion to stay was denied and certain claims were dismissed without prejudice. The plaintiffs filed amended complaints, and the Group filed demurrers seeking dismissal of some of the asserted claims. The court sustained in part and overruled in part the Group's demurrers. Separately, Indivior Inc. filed counterclaims against several plaintiffs alleging violations of certain insurance fraud statutes. The plaintiffs demurred. A hearing on the plaintiffs' demurrers to Indivior Inc.'s counterclaims was held on July 17, 2023. Although the court had indicated orally at the hearing that it would overrule the plaintiffs' demurrers, the court entered a written order on September 19, 2023 overruling only HCSC's demurrer and sustaining the demurrers of the remaining plaintiffs named in Indivior Inc.'s counterclaims. On July 16, Indivior Inc. and BCBSM, Inc. and HMO Minnesota agreed to mutual releases and settlement. A jury trial on the Group's pleas in bar to the remaining plaintiffs' fraud claims was held on October 30 — November 3, 2023. The jury rendered a verdict finding that the plaintiffs' fraud claims are not barred by the statute of limitations. A jury trial on the merits has been set for July 15, 2024 — August 8, 2024.
•The Group is still in the process of evaluating the claims, believes it has meritorious defenses, and intends to defend itself. No estimate of the range of potential loss can be made at this time.
Civil Opioid Litigation
•The Group has been named as a defendant in more than 400 civil lawsuits alleging that manufacturers, distributors, and retailers of opioids engaged in a longstanding practice to market opioids as safe and effective for the treatment of long-term chronic pain to increase the market for opioids and their own market shares for opioids, or alleging individual personal injury claims. Most of these cases have been consolidated and are pending in a federal multi-district litigation ("the Opioid MDL") in the U.S. District Court for the Northern District of Ohio. See In re National Prescription Opiate Litigation, MDL No. 2804 (N.D. Ohio). Nearly 2/3 of the cases in the Opioid MDL were filed by cities and counties, while nearly 1/3 of the cases were filed by individual plaintiffs, most of whom assert claims relating to neonatal abstinence syndrome ("NAS"). Litigation against the Group in the Opioid MDL is stayed. Motions to remand have been denied or withdrawn in more than 50 cases to which the Group is a party (among numerous other defendants). Motions to remand remain pending in additional cases to which the Group is a party.

•The court in the Opioid MDL has indicated that it does not expect to set additional bellwether trials involving county and municipality plaintiffs, provided that the parties are progressing on a settlement track. By order dated October 25, 2023, the Court selected four third-party payor (TPP) cases for bellwether trials. Indivior is not named as a defendant in any of the four TPP cases selected for bellwether trials.
•The court in the Opioid MDL held a status conference concerning all remaining Tier 2 and Tier 3 defendants on October 30, 2023, having been rescheduled from September 27, 2023. The court indicated that it does not intend to set additional bellwether trials for Tier 2 and Tier 3 defendants. The plaintiffs' executive committee indicated that it may seek leave to amend complaints to name additional defendants based on ARCOS data concerning opioid products. The court has set a status conference for January 17, 2024.
•Regarding civil opioid cases not in the Opioid MDL:
◦In 2017, Indivior Inc. was named as one of numerous defendants in International Brotherhood of Electrical Workers Local 728 Family Healthcare Plan v. Allergan, PLC et al., Case ID: 190303872 (C.P. Phila. Cnty). That case was consolidated with Lead Case No. 2017-008095 in Delaware County and stayed. The court held a hearing on September 29, 2023 regarding the status of settlement discussions and other issues in various groups of cases in the consolidated action, but did not render decisions regarding whether to remand any cases or set any bellwether trials.
◦Indivior also was named as one of numerous defendants in various other federal and state court cases that are not in the Opioid MDL and were brought by municipalities. These cases include, for example, 35 actions filed in New York state court that were removed to federal court, as well as cases filed in federal district courts sitting in Alabama, Florida, and Georgia. The plaintiffs' motions to remand the New York cases are due in October 2023, and the defendants' oppositions are due in November 2023. The plaintiffs in the case filed in the Northern District of Alabama have voluntarily dismissed their complaint, subject to certain tolling agreements. The various other federal actions currently are stayed, and Indivior is not yet required to substantively respond to the complaints.
◦Indivior Inc. was named as a defendant in five individual complaints filed in West Virginia state court that were transferred to West Virginia's Mass Litigation Panel. See In re Opioid Litigation, No. 22-C-9000 NAS (W.V. Kanawha Cnty. Cir. Ct.) ("WV MLP Action"). All five of Indivior Inc.'s cases in the WV MLP Action involved claims related to NAS. Indivior Inc. moved to dismiss all five complaints on January 30, 2023. By order dated April 17, 2023, the court granted Indivior's motions to dismiss. The plaintiffs filed a notice of appeal on June 30, 2023. Briefing deadlines have been set for November 17, 2023, January 19, 2024, and February 16, 2024.
•Given the status and preliminary stage of litigation in both the Opioid MDL and the separate federal and state court actions, no estimate of possible loss in the opioid litigation can be made at this time.
False Claims Act Allegations
•In August 2018, the United States District Court for the Western District of Virginia unsealed a declined qui tam complaint alleging causes of action under the Federal and state False Claims Acts against certain entities within the Group predicated on best price issues and claims of retaliation. See United States ex rel. Miller v. Reckitt Benckiser Group PLC et al., Case No. 1:15-cv-00017 (W.D. Va.). The suit also seeks reasonable attorneys’ fees and costs. The Group filed a Motion to Dismiss in June 2021. The case was stayed for mediation in September 2021, but the parties did not reach agreement. In March 2022, Relator submitted a request for oral argument on the Motion to Dismiss. The court thereafter stayed proceedings pending decisions by the U.S. Court of Appeals for the Fourth Circuit and the Supreme Court of the United States in certain False Claims Act cases. On June 2, 2023, the court vacated the stay and ordered the parties to submit briefs regarding the effects of Supervalu on the pending motion to dismiss, which the parties submitted. By order dated October 17, 2023, the court granted in part and denied in part the motion to dismiss, with leave to amend.
•In May 2018, Indivior Inc. received an informal request from the United States Attorney’s Office (“USAO”) for the Southern District of New York, seeking records relating to the SUBOXONE Film manufacturing process. The Group provided the USAO certain information regarding allegations that the government received regarding SUBOXONE Film. There has been no communication regarding this matter with the USAO since 2022.
UK Shareholder Claims
•On September 21, 2022, certain shareholders issued representative and multiparty claims against Indivior PLC in the High Court of Justice for the Business and Property Courts of England and Wales, King’s Bench Division. On January 16, 2023, the representative served its Particular of Claims setting forth in more detail the claims against the Group, while the same law firm that represents the representative also sent its draft Particular of Claims for the multiparty action. The claims made in both the representative and multiparty actions generally allege that Indivior PLC violated the UK Financial Services and Markets Act 2000 (“FSMA 2000”) by making false or misleading statements or material omissions in public disclosures, including the 2014 Demerger Prospectus, regarding an alleged product-hopping scheme regarding the switch from SUBOXONE tablets to SUBOXONE film. Indivior PLC filed an application to strike out the representative action on February 27, 2023. A hearing on the application to strike out has been scheduled for November 20-21, 2023.

•The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
Intellectual Property Related Matters
•On October 30, 2023, subsidiaries of the Group and Alvogen Inc., which is the successor in interest by merger of Alvogen Pine Brook LLC (“Alvogen”) entered into a settlement agreement to fully resolve the matter for $15m. The settlement agreement follows the lawsuit filed by subsidiaries of the Group in the United States District Court for the District of New Jersey (the "NJ District Court") alleging that Alvogen’s generic buprenorphine/naloxone film product infringes U.S. Patent Nos. 9,687,454 (the "454 Patent") and 9,931,305 (the "305 Patent") in 2017 and 2018, respectively. In January 2019, the NJ District Court granted Indivior a temporary restraining order (“TRO”) to restrain the launch of Alvogen’s generic buprenorphine/naloxone film product pending a trial on the merits of the ’305 Patent, and the subsidiaries of the Group that were a party to the case were required to post a surety bond of $36m. The parties entered into an agreement whereby Alvogen was enjoined from selling in the U.S. its generic buprenorphine/naloxone film product unless and until the Court of Appeals for the Federal Circuit ("CAFC") issued a mandate vacating Indivior’s separate preliminary injunction entered against Dr. Reddy's Laboratories, Inc. ("DRL") in a related case. The CAFC’s mandate vacating Indivior’s preliminary injunction as to DRL issued in February 2019, and Alvogen launched its generic product. Any sales in the U.S. by Alvogen were on an “at-risk” basis, subject to the ongoing litigation against Alvogen in the NJ District Court. In November 2019, Alvogen filed an amended answer alleging various antitrust counterclaims. On June 26, 2023, the court denied Alvogen's motion for summary judgment on Indivior's patent claims; granted in part and denied in part Indivior's motion for summary judgment on Alvogen's antitrust counterclaims. The parties entered into a settlement agreement October 30, 2023, and a stipulation of dismissal was filed with the Court on November 7, 2023.
Tooth Damage Allegations
•The Group has been named as a defendant in more than 10 lawsuits filed in the Northern District of Ohio and other federal district courts in which individual plaintiffs claim that Suboxone caused them to suffer dental caries, tooth loss, or other damage to their teeth. See, e.g., Sorensen v. Indivior, Inc., et al., No. 1:23-cv-01855 (N.D. Ohio). The plaintiffs generally allege that the Group failed to properly warn physicians of the risk of dental injury, and further allege that Suboxone products were defectively designed. The plaintiffs generally seek compensatory damages, as well as punitive damages and attorneys’ fees and costs. Product liability cases such as these typically involve issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual, provable injury and other matters. These cases are in their preliminary stages. The Group is evaluating the claims and its defenses, believes it has meritorious defenses, and intends to defend itself. No estimate of the range of potential loss can be made at this time. These lawsuits follow a June 2022 required revision to the Prescribing Information and patient Medication Guide about dental problems reported in connection with buprenorphine medicines dissolved in the mouth to treat opioid use disorder. This revision was required by the FDA of all manufacturers of these products.
14. TRADE AND OTHER PAYABLES

	Sep 30, 2023	Dec 31, 2022
	$m	$m
Accrual for rebates, discounts and returns	(486)	(428)
Accounts payable	(71)	(36)
Accruals and other payables	(142)	(138)
Other tax and social security payable	(15)	(15)
Total trade and other payables	(714)	(617)
15. SHARE CAPITAL

	Equity ordinary shares	Nominal value paid per share	Aggregate nominal value $m
Issued and fully paid
At January 1, 2023	136,480,995	$0.50	68
Ordinary shares issued	1,942,540	$0.50	1
Shares repurchased and cancelled	(484,362)	$0.50	—
At September 30, 2023	137,939,173		69

	Equity ordinary shares	Nominal value paid per share	Aggregate nominal value $m
Issued and fully paid
At January 1, 2022	702,439,638	$0.10	70
Ordinary shares issued	4,184,940	$0.10	1
Shares repurchased and cancelled	(17,815,033)	$0.10	(2)
At September 30, 2022	688,809,545		69
Ordinary shares issued
During the period, 1,942,540 ordinary shares at $0.50 each (YTD 2022: 4,184,940 at $0.10 each) were issued to satisfy vesting/exercises under the Group’s Long-Term Incentive Plan, the Indivior UK Savings-Related Share Option Scheme, and the U.S. Employee Stock Purchase Plan. In YTD 2023, net settlement of tax on employee equity awards was $22m (YTD 2022: $10m).
Share consolidation
In October 2022, the Company completed a share consolidation. Shareholders received 1 new ordinary share with a nominal value of $0.50 each for every 5 previously existing ordinary shares which had a nominal value of $0.10 each.
Shares repurchased and cancelled
On May 3, 2022, the Group commenced a share repurchase program for an aggregate purchase price up to no more than $100m or 39,698,610 of ordinary shares, (equivalent shares post consolidation: 7,939,722) which concluded on February 28, 2023. During the period, the Group repurchased and cancelled 484,362 of the Company’s ordinary shares at $0.50 per share. In YTD 2022, 17,815,033 ordinary shares at $0.10 (equivalent shares post consolidation: 3,563,007) were repurchased and cancelled for an aggregate nominal value of $2m, including 256,055 ordinary shares purchased as part of the Group’s share repurchase program executed in 2021 and cancelled in January 2022.
All ordinary shares repurchased under share repurchase programs were cancelled resulting in a transfer of the aggregate nominal value to a capital redemption reserve. The total cost of the purchases made under the share repurchase program during the period, including directly attributable transaction costs, was $11m (YTD 2022: $66m). Total purchases under the share repurchase program will be made out of distributable profits.
16. ACQUISITION OF OPIANT
On March 2, 2023, the Group acquired 100% of the share capital of Opiant, which at the time was a publicly traded company in the United States, for upfront cash consideration of $146m and an additional amount to be potentially paid upon achievement of net sales milestones. Opiant was a specialty pharmaceutical company focusing on developing drugs for addictions and drug overdose. As a result of the acquisition, the Group added OPVEE (nalmefene nasal spray), formerly the pipeline product OPNT003, an opioid overdose treatment well-suited to confront illicit synthetic opioids like fentanyl, to its addiction and science portfolio. OPVEE was approved by the FDA in May 2023 and launched in October 2023.
Management elected to apply the optional concentration test under IFRS 3. For the acquisition of Opiant, substantially all of the fair value of the gross assets acquired was concentrated in the in-process research and development associated with OPVEE. As substantially all of the fair value of the gross assets acquired (excluding cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities) were concentrated in a single asset, the Group accounted for the transaction as an asset acquisition. With the closing of this transaction, a relative fair value approach was taken for allocating the purchase consideration to the acquired assets and liabilities with no goodwill recognized. The Group recorded an intangible asset associated with OPVEE for $126m (refer to Note 7). The Group used a multi-period excess earnings method, a form of the income approach, to determine the fair value of the intangible asset.
As part of the acquisition of Opiant, the Group agreed to provide a maximum of $8.00 per share in Contingent Value Rights (CVR) post-acquisition. The Group will pay $2.00 per CVR for each of the following net revenue thresholds achieved by OPNT003, during any period of four consecutive quarters prior to the seventh anniversary of the U.S. commercial launch: (i) $225m, (ii) $300m and (iii) $325m. The remaining (iv) $2.00 per CVR would be paid if OPNT003 achieves net revenue of $250m during any period of four consecutive quarters prior to the third anniversary of the U.S. commercial launch. The potential undiscounted payout of contingent consideration ranges from $nil to $68m based on the achievement of the milestones. The Group accounts for contingent consideration associated with asset acquisitions using a cost accumulation model. No liabilities are initially recognized at the date of acquisition. When an obligation associated with a variable payment is no longer uncertain, it is capitalized as part of the cost of the asset, as it represents a direct cost of the acquisition.
An initial recognition exception applies to the tax attributes acquired whereby only certain items are recognized with the transaction, such as net operating loss carryforwards, other tax carryforwards, and tax credits. Such attributes totaled $9m, recorded as deferred tax assets.

The cash outflow for the acquisition was $124m, net of cash acquired. Direct transaction costs of $10m are included in this cash outflow and capitalized as a component of the total cost of the asset acquisition. Of the $146m upfront consideration, $2m represents acceleration of vesting of employee share compensation and has been recognized as a post-combination expense. As part of the acquisition, the Group assumed outstanding debt of $10m which was settled and included as a cash outflow from financing activities.
Additional acquisition-related costs of $16m were incurred in YTD 2023 and included in selling, general, and administrative expenses, primarily relating to severance, acceleration of vesting of Opiant employee share compensation, and short-term retention accruals.
The following table summarizes the net assets acquired:

Net assets acquired	$m
Cash and cash equivalents	30
Inventories	3
Right-of-use assets	2
Intangible assets	126
Deferred tax assets	9
Other assets	6
Trade and other payables	(10)
Lease liabilities	(2)
Borrowings	(10)
Total net assets acquired	154

17. POST BALANCE SHEET EVENTS
On October 11, 2023, the Group secured global rights to develop, manufacture, and commercialize Alar Pharmaceuticals Inc.’s (“Alar”) portfolio of buprenorphine-based ultra long-acting injectables, including lead asset ALA-1000, which is potentially the first three-month long-acting injectable for OUD. Under the agreement, the Group will make an upfront payment of $10m, which is in addition to the $5m option payment made by the Group in Q1 2023. Alar is entitled to potential milestone payments if various developmental, regulatory, and commercial goals are achieved and royalties in the low double digit to mid-teens as a percentage of net revenue.
On November 1, 2023, the Group acquired an aseptic manufacturing facility in the United States for upfront consideration of $5m in cash and assumption of certain contract manufacturing obligations. The site will be further developed to secure the long-term production and supply of SUBLOCADE and PERSERIS. Due to the proximity of the acquisition to the approval date of the Group financial statements, the Group has not completed the initial accounting for the acquisition and hence disclosures related to the fair valuation of the assets and liabilities acquired and potential goodwill (including the factors that make up the goodwill) and any contingent liabilities were not determinable by the approval date of the Group financial statements. The acquisition is expected be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 Business Combinations and consequently the assets acquired, and liabilities assumed will be recorded by the Group at fair value, with any excess of the purchase price over the fair value of the identifiable assets and liabilities being recognized as goodwill. The accounting impact of this acquisition and the results of the operations for facility from the date of acquisition will be included in the Group’s annual financial statements for the year ended December 31, 2023.

DIRECTORS’ RESPONSIBILITY STATEMENT
The Directors declare that, to the best of their knowledge:
•This set of condensed consolidated interim financial statements, which have been prepared in accordance with UK adopted International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”), gives a true and fair view of the assets, liabilities, financial position, and profit or loss of Indivior; and
•The interim management report gives a fair review of the information in line with regulations 4.2.7 and 4.2.8 of the Disclosure Guidance and Transparency Rules.
The Directors are responsible for the maintenance and integrity of the Group’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Details of Indivior PLC’s Directors are available on our website at www.indivior.com

By order of the Board

Mark Crossley	Ryan Preblick
Chief Executive Officer	Chief Financial Officer

November 8, 2023

Independent review report to Indivior PLC
Report on the condensed consolidated interim financial statements

Our conclusion
We have reviewed Indivior PLC’s condensed consolidated interim financial statements (the “interim financial statements”) in the ‘Q3 2023 Financial Results’ of Indivior PLC for the three and nine month periods ended 30 September 2023.
Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting'.
The interim financial statements comprise:
•the Condensed consolidated interim balance sheet as at 30 September 2023;
•the Condensed consolidated interim income statement and Condensed consolidated interim statement of comprehensive (loss)/income for the three and nine month periods then ended;
•the Condensed consolidated interim cash flow statement for the nine month period then ended;
•the Condensed consolidated interim statement in changes in equity for the nine month period then ended; and
•the explanatory notes to the interim financial statements.
The interim financial statements included in the Q3 2023 Financial Results of Indivior PLC have been prepared in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting'.

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom (“ISRE (UK) 2410”). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
We have read the other information contained in the Q3 2023 Financial Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.

Responsibilities for the interim financial statements and the review
Our responsibilities and those of the directors
The Q3 2023 Financial Results, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the Q3 2023 Financial Results in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting'. In preparing the Q3 2023 Financial Results, including the interim financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the Q3 2023 Financial Results based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
London
8 November 2023

APPENDIX: ADJUSTED RESULTS
Exceptional items and other adjustments
Exceptional items and other adjustments represent significant expenses or income that do not reflect the Group’s ongoing operations or the adjustment of which may help with the comparison to prior periods. Exceptional items and other adjustments are excluded from adjusted results consistent with the internal reporting provided to management and the Directors. Examples of such items could include income or restructuring and related expenses from the reconfiguration of the Group’s activities and/or capital structure, amortization of acquired intangible assets, impairment of current and non-current assets, gains and losses from the sale of intangible assets, certain costs arising as a result of significant and non-recurring regulatory and litigation matters, and certain tax related matters.
Adjusted results are not measures defined by IFRS and are not a substitute for, or superior to, reported results presented in accordance with IFRS. Adjusted results as presented by the Group are not necessarily comparable to similarly titled measures used by other companies. As a result, these performance measures should not be considered in isolation from, or as a substitute analysis for, the Group's reported results presented in accordance with IFRS. Management performs a quantitative and qualitative assessment to determine if an item should be considered for adjustment. The table below sets out exceptional items and other adjustments recorded in each period:

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
For the three and nine months ended September 30	$m	$m	$m	$m
Exceptional items and other adjustments within cost of sales
Amortization of acquired intangible assets[1]	(3)	—	(5)	—
Total exceptional items and other adjustments within cost of sales	(3)	—	(5)	—

Exceptional items and other adjustments within SG&A
Legal costs/provision[2]	(240)	—	(240)	—
Acquisition-related costs[3]	—	—	(16)	—
U.S. listing costs[4]	—	(2)	(6)	(4)
Total exceptional items and other adjustments within SG&A	(240)	(2)	(262)	(4)

Exceptional items and other adjustments within net other operating income
Insurance reimbursement[5]	—	—	—	5
Total exceptional items and other adjustments within net other operating income	—	—	—	5

Total exceptional items and other adjustments before taxes	(243)	(2)	(267)	1
Tax on exceptional items and other adjustments	59	—	61	(1)
Exceptional tax items[6]	—	—	(8)	—
Total exceptional items and other adjustments	(184)	(2)	(214)	—
1.With the acquisition of Opiant and approval of OPVEE, the Group reported adjusted cost of sales to exclude amortization of acquired intangible assets on a prospective basis from Q2 2023. Prior period adjusted results have not been restated as the impact is not material.
2.In Q3 2023, the Group increased the provision for certain multidistrict antitrust class claims by $228m and the provision for IP related matters by $12m. Refer to Note 13, Legal Proceedings, for further details.
3.In YTD 2023, the Group recognized $16m of exceptional costs related to the acquisition of Opiant (refer to Note 16).
4.In YTD 2023, the Group recognized $6m of exceptional costs in preparation for a potential additional listing of Indivior shares on a major U.S. exchange (YTD 2022 and Q3 2022: $4m and $2m).
5.The Group recognized $5m of exceptional income in YTD 2022 related to the proceeds received from a Directors' & Officers' insurance reimbursement claim.
6.Exceptional tax items are comprised of $5m write off of deferred tax assets and tax expense due to limitation on the deduction of executive compensation by U.S. publicly traded companies and $3m change in estimate as to the tax benefit of legal provisions booked in the prior year.
Adjusted results
Management provides certain adjusted financial measures which may be useful to investors. These adjusted financial measures exclude items which do not reflect the Group's day-to-day operations and therefore may help with comparisons to prior periods or among companies. Occasionally, management may use these financial measures to better understand trends in the business.

The tables below show the list of adjustments between the reported and adjusted results for both Q3/YTD 2023 and Q3/YTD 2022.
Reconciliation of gross profit to adjusted gross profit

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
For the three and nine months ended September 30	$m	$m	$m	$m
Gross profit	225	192	665	544
Exceptional items and other adjustments in cost of sales	3	—	5	—
Adjusted gross profit	228	192	670	544
Reconciliation of selling, general and administrative expenses to adjusted selling, general and administrative expenses

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
For the three and nine months ended September 30	$m	$m	$m	$m
Selling, general and administrative expenses	(390)	(115)	(654)	(331)
Exceptional items and other adjustments in selling, general and administrative expenses	240	2	262	4
Adjusted selling, general and administrative expenses	(150)	(113)	(392)	(327)
Reconciliation of operating (loss)/profit to adjusted operating profit

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
For the three and nine months ended September 30	$m	$m	$m	$m
Operating (loss)/profit	(183)	56	(65)	173
Exceptional items and other adjustments in cost of sales	3	—	5	—
Exceptional items and other adjustments in selling, general and administrative expenses	240	2	262	4
Exceptional items and other adjustments in net other operating income	—	—	—	(5)
Adjusted operating profit	60	58	202	172
Reconciliation of (loss)/profit before taxation to adjusted profit before taxation

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
For the three and nine months ended September 30	$m	$m	$m	$m
(Loss)/profit before taxation	(181)	54	(61)	160
Exceptional items and other adjustments in cost of sales	3	—	5	—
Exceptional items and other adjustments in selling, general and administrative expenses	240	2	262	4
Exceptional items and other adjustments in net other operating income	—	—	—	(5)
Adjusted profit before taxation	62	56	206	159
Reconciliation of tax benefit/(expense) to adjusted tax expense

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
For the three and nine months ended September 30	$m	$m	$m	$m
Tax benefit/(expense)	46	(13)	9	(30)
Tax on exceptional items and other adjustments	(59)	—	(61)	1
Exceptional tax items	—	—	8	—
Adjusted tax expense	(13)	(13)	(44)	(29)

Reconciliation of net (loss)/income to adjusted net income

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
For the three and nine months ended September 30	$m	$m	$m	$m
Net (loss)/income	(135)	41	(52)	130
Exceptional items and other adjustments in cost of sales	3	—	5	—
Exceptional items and other adjustments in selling, general and administrative expenses	240	2	262	4
Exceptional items and other adjustments in net other operating income	—	—	—	(5)
Tax on exceptional items and other adjustments	(59)	—	(61)	1
Exceptional tax items	—	—	8	—
Adjusted net income	49	43	162	130
Adjusted diluted earnings per share
Management believes that diluted (loss)/earnings per share, adjusted for the impact of exceptional items and other adjustments after the appropriate tax amount, may provide meaningful information on underlying trends to shareholders in respect of earnings per ordinary share. A reconciliation of net (loss)/income to adjusted net income is included above.